Exhibit 99.42

NexTech AR Solutions Corp.

349 Carlaw Ave Suite 304

Toronto, ON M4M 2T1

NEWS RELEASE

NexTech Announces Scott Starr, Ex-Salesforce Executive to Join Advisory Board

May 10, 2019 – New York, NY - Toronto, ON – NexTech AR Solutions (the “Company” or “NexTech”) (OTCQB:NEXCF) (CSE:NTAR) (FSE:N29) is pleased to announce that it has appointed Scott Starr to its Advisory Board as it ramps up its eCommerce retail sales efforts. Starr was a retail sales pioneer at PTC (NASDAQ:PTC) Salesforce.com (NYSE: CSM) and now at LivePerson, Inc. (NASDAQ: LPSN) as AVP Retail. He is recognized in the retail industry as driving transformational change and customer success in enterprise retail markets. With his long term retail client relationships, perspective, and extensive industry experience, he is uniquely positioned to help guide NexTech on its growth trajectory and identify opportunities in the retail industry.

“Over the years Scott has formed extensive client relationships with major retailers having worked with the majority of the top 50 fortune 500 companies whom are all looking for AR solutions today. We look forward to utilizing his unparalleled experience and contacts within the retail industry to help guide and fuel future growth of our company. With the demand in retail for AR moving into high gear, having a resource like Scott is invaluable,” said Evan Gappelberg, CEO of NexTech. “We welcome him to the team and are looking forward to his leadership.”

“I look forward to joining the NexTech Advisory Board during a time of tremendous growth for both the company and AR in the retail industry, and to use my industry experience to help guide future growth and company initiatives,” said Starr. “NexTech has a great tech stack that I believe can disrupt the retail industry through engaging AR experiences that are easy and cost-effective to integrate. It’s an exciting time to join the team.”

As compensation for his advisory services Scott Starr was issued 39,000 options that vest over three years at an exercise price of $.72 CDN.

About NexTech AR Solutions Corp.

NexTech is bringing a next-generation web enabled augmented reality (AR) platform with Artificial Intelligence (AI) and analytics to the Cannabis industry, eCommerce, education, training, healthcare and video conferencing. Having integrated with Shopify, Magento and Wordpress, its technology offers eCommerce sites a universal 3D shopping solution. With just a few lines of embed code, the company’s patent-pending platform offers the most technologically advanced 3D AR/AI technology anywhere. Online retailers can subscribe to NexTech’s state-of-the-art, 3D AR/AI solution for $79/mo. The company has created the AR industry’s first end-to-end affordable, intelligent, frictionless, scalable platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

Media contact:

Erin Hadden

FischTank Marketing and PR

ehadden@fischtankpr.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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